

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 12, 2018

Via E-mail
Harold Hofer
Chief Executive Officer
Brix Student Housing REIT, Inc.
3090 Bristol Street
Costa Mesa, CA 92626

>   **Re: Brix Student Housing REIT, Inc.**
>   **Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed March 22, 2018**
>   **File No. 024-10767**

Dear Mr. Hofer:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2018 letter.

Subscription Agreement

Section 15 – Arbitration

1. We note the arbitration provision in your subscription agreement. Please revise your offering circular to add a thorough discussion of how the arbitration provision may impact the rights of security holders. Please include in your disclosure:

    a. whether you intend for arbitration to be the exclusive means for resolving disputes;

      b.   whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws;

      c.   the material risks to investors resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders.

Please also disclose that all arbitration shall be conducted in Orange County, California, per your disclosure on page A-18, and confirm that California law permits such a provision, or alternatively address any questions as to enforceability.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Gregory W. Preston, Esq.